SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House 245 Blackfriars Road London SE1 9UY United Kingdom
(address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ________

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ________

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes ☐	No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.	Press release dated December 9, 2004
2.	Press release dated December 15, 2004
3.	Press release dated December 15, 2004
4.	Press release dated December 16, 2004
5.	Press release dated December 16, 2004
6.	Press release dated December 17, 2004
7.	Press release dated December 24, 2004

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: January 10th, 2005	By:

	Name:	Anne C. Siddell
	Title:	Group Company Secretary

Appendix 1.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries
Fidelity International Limited (FIL) and its direct and indirect subsidiaries
Mr Edward C. Johnson III, principal shareholder of FMR Corp and Fidelity International Ltd

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Known

6.	Percentage of issued class

Not Known

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

8 DECEMBER 2004

12.	Total holding following this notification

33,107,576 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

9.85%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 0207-921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL COMPANY SECRETARY

Date of notification: 9 DECEMBER 2004

Nominee/Registered Name	Management Company	Shares Held

Bank of New York Europe LDN	FII	1,071,400
Master Trust Bank of Japan	FIJ	61,332
Nomura Trust and Banking	FIJ	14,406
Trust & Cust Svcs Bk Ltd Toko	FIJ	12,547
Brown Brothers Harriman Ltd Lux	FIL	13,993,367
Chase Manhattan Bk AG Frnkfrt	FIL	128,062
Citibank NA, Hong Kong BR	FIL	8,100
ING Luxembourg	FIL	10,498
JP Morgan Bournemouth	FIL	314,372
Morgan Stanley London	FIL	7,561
National Astl Bk Melbourne	FIL	36,256
RBC Global Services	FIL	104,751
State Street Bank and Trust Co London	FIL	38,854
State Street Bank Australia	FIL	136,287
State Street T&B Co Ltd Tokyo	FIL	13,847
Bermuda Trust Far East HK	FIM HK	222,767
JP Morgan Bournemouth	FISL	5,028,437
State Street Bank and trust Co	FMRCO	13,394
Bank of New York	FMTC	62,500
Brown Brothers Harriman and Co	FMTC	323,371
CIBC Mellon Trust	FMTC	91,551
JP Morgan Chase Bank	FMTC	182,037
Mellon Bank N.A.	FMTC	538,622
Northern Trust Co	FMTC	483,574
Royal Trust Toronto	FMTC	11,007
State Street Bank and Trust Co	FMTC	1,259,442
Bank of New York Brussels	FPM	2,111,531
Bank of New York Europe LDN	FPM	51,900
Bankers Trust London	FPM	144,715
Citibank London	FPM	218,200
Clydesdale Bank PLC	FPM	127,800
HSBC Bank PLC	FPM	48,100
JP Morgan Bournemouth	FPM	2,221,486
Mellon Bank	FPM	573,829
Midland Securities Services	FPM	72,329
Northern Trust London	FPM	2,529,124
Societe Generale	FPM	168,00
State Street Bank and Trust Co London	FPM	813,522
State Street Munich	FPM	9,898

TOTAL ORDINARY SHARES		33,107,576

MANAGEMENT COMPANIES

Fidelity Management & Research Company          (“FMRCO”)
Fidelity Management Trust Company          (“FMTC”)
Fidelity International Limited          (“FIL”)
Fidelity Investment Services Limited          (“FISL”)
Fidelity Pension Management Limited          (“FPM”)

Appendix 2.

Embargoed until 7.00 AM
         15th December 2004

UNITED BUSINESS MEDIA

US High Tech Publishing Statistics:
November 2004

Summary

Month of November 2004

The business information market serving the technology industry, measured in terms of advertising page volumes, decreased by 1.7% in the month of November compared to November 2003.  CMP Media’s continuing technology publications recorded a 0.8% decrease against November 2003.

CMP Media’s market share, compared to 2003, increased – its continuing titles held a share of 27.6% in November 2004 up from 27.4% in November 2003.

Calendar Year to November

The market decreased by 6.1% compared to the year to November 2003.  CMP’s continuing titles, in the year to November 2004, recorded a 4.1% decrease in advertising page volumes against the year to November 2003.

Market share of CMP Media’s continuing titles year to date was 27.2% up from 26.6% in the prior year period.

Rolling twelve months to November 2004

The market decreased by 6.7% in advertising page volumes in the twelve months ended November 2004 compared to the twelve months ended November 2003.  CMP Media’s continuing High Tech publications recorded a 4.8% decrease in the same period.

MARKET SEGMENT – ADVERTISING PAGE VOLUMES

MONTH OF November 2004

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %

CMP Media
Continuing	1,808	1,823	-0.8%	27.6%	27.4%
Discontinued	0	112		0.0%	1.7%

CMP Media Total	1,808	1,935	-6.6%	27.6%	29.1%

Whole Market
Continuing	6,542	6,546	-0.1%	100.0%	98.3%

B2B Tech Publications	5,789	5,772	0.3%	88.5%	86.7%
General Business	753	774	-2.7%	11.5%	11.6%

Discontinued	0	112		0.0%	1.7%

Total Market	6,542	6,658	-1.7%	100.0%	100.0%

MAJOR CMP TITLES

	November 2004		YTD November 2004

	+/- Pages	% Change	+/- Pages	% Change

Information Week	+22.5	+8.3	+33.8	+1.4
EE Times	+80.6	+29.4	-43.6	-1.5
Dr Dobb’s	-3.4	-8.1	-67.4	-12.5
Network Computing	-61.6	-28.4	-125.1	-8.1
Network Magazine	-51.5	-58.5	-109.2	-21.5
CRN	+6.8	+2.7	-275.3	-11.0
VAR Business	-4.3	-4.1	-71.6	-5.0

CALENDAR YEAR TO November 2004

	2004 Pages	2003 Pages	Change 04 vs 03%	2004 Market Share %	2003 Market Share %

CMP Media
Continuing	16,577	17,287	-4.1%	27.2%	26.6%
Discontinued	66	1,665		0.1%	2.6%

CMP Media Total	16,643	18,952	-12.2%	27.3%	29.2%

Whole Market
Continuing	60,937	62,997	-3.3%	99.9%	96.9%

B2B Tech Publications	54,962	56,643	-3.0%	90.1%	87.1%
General Business	5,975	6,354	-6.0%	9.8%	9.8%

Discontinued	66	1,986		0.1%	3.1%

Total Market	61,003	64,983	-6.1%	100.0%	100.0%

TWELVE MONTHS to Date

	2004 Pages	2003 Pages	Change %	2004 Market Share %	2003 Market Share %

CMP Media
Continuing	17,841	18,747	-4.8%	26.9%	26.4%
Discontinued	160	1,847		0.2%	2.6%

CMP Media Total	18,001	20,594	-12.6%	27.1%	29.0%

Whole Market
Continuing	66,138	68,781	-3.8%	99.8%	96.8%

B2B Tech Publications	59,487	61,736	-3.6%	89.8%	86.9%
General Business	6,651	7,045	-5.6%	10.0%	9.9%

Discontinued	160	2,309		0.2%	3.2%

Total Market	66,298	71,090	-6.7%	100.0%	100.0%

Source - IMS: Auditor

-Ends-

For further information, please contact:

Michael Waring	United Business Media	020 7921 5031
Colin Browne	The Maitland Consultancy	020 7379 5151

Notes to Editors:

CMP MEDIA LLC

CMP Media LLC (www.cmp.com) is a leading integrated media company providing essential information and marketing services to the entire technology spectrum -- the builders, sellers and users of technology worldwide. Capitalising on its editorial strength, CMP is uniquely positioned to offer marketers comprehensive, integrated media solutions tailored to meet their individual needs.  Its diverse products and services include newspapers, magazines, Internet products, research, direct marketing services, education and training, trade shows and conferences, and custom publishing.

BASIS OF COMPILATION OF STATISTICS

The statistics, which are the main subject of today’s release, are independently compiled by IMS/Auditor.  The basis of compilation includes:

-	pages are hand counted
-	supplement ads are counted if in over 50% of circulation
-	house ads are not counted
-	inserts are counted if bound in publication
-	the database will continually be updated as more accurate information arrives

All CMP High Tech publications are tracked. CMP determines the competitive set of publishing titles which are measured on its behalf by IMS Auditor and periodically adjusts the population to ensure that it is properly representative of the changing US business technology advertising market in which CMP competes.

Note: that these statistics represent only total advertising page volumes as counted above, they do not represent paid advertising page volumes nor do they show the revenue yields which the operators in these market segments have achieved.

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 3.

Embargoed until 7:00AM 15th December

United Business Media
Pre-close Season Update*

2004 Second Half Trading

BROAD BASED REVENUE PROGRESS AND GOOD PROFIT GROWTH

GROUP SUMMARY

UBM has continued to make good progress in the second half of 2004.  Broad based strength in exhibitions, publishing, news distribution and syndicated market research has been driving solid year on year growth in underlying operating profit.  Revenue has been boosted by the success of acquisitions and by investments in new products.   The overall profit performance has been towards the higher end of our expectations.

OPERATING HIGHLIGHTS OF THE SECOND HALF OF 2004

PROFESSIONAL MEDIA

Underlying revenue from the publications and events businesses in Asia and UK, is ahead of the same period last year.  CMPi has continued to take display market share from its US and UK competitors.  UK classified revenues are in line with last year, with increased levels of investment to develop online functionality and to boost circulation levels.

In the US, healthcare publishing and technology online are both showing strong growth and technology events and custom marketing solutions are also making good progress.  Our market share of technology publishing grew, but overall technology revenues were down as US print publishing continues to lag behind the other channels.

US healthcare publishing is benefiting from a strong performance by the Oncology Group and Cliggott publishing, acquired in 2003.  US medical education continues to be negatively impacted by regulatory issues, although much of the revenue effect has been mitigated by action on costs.  Multi sponsor events are performing robustly with the impact of the regulatory issues largely confined to single sponsor events.

The integration of CMPMedica (the drug information and trade press business - acquired in July of this year), is on track with sales and profits achieving the acquisition plan.  CMPMedica recently invested in a joint venture in France to purchase Axilog, a leading doctors’ practice management software supplier.

Throughout 2004, UBM has been highlighting a structural change in customers’ allocation of their advertising and marketing budgets – especially in US technology.  “Return on Investment” and lead generating strategies are driving the growth of electronic and other multi-channel platforms for marketing programmes.  Since 2000, UBM has been investing in these new media channels to offer a range of multi-channel marketing solutions.  UBM has increased the level of this investment in the second half of 2004 and will continue doing so in 2005.  This investment is driving growth and should enable UBM to perform ahead of trend.

NEWS DISTRIBUTION

PR Newswire continues to grow strongly.  Year on year volumes and yields increased in the second half due to longer messages and to increasing demand for wider distribution services.

PR Newswire’s wide range of media intelligence products increased revenues, with targeted contacts data lists performing particularly well.

PR Newswire’s businesses outside of the US improved revenues and are expected to achieve their breakeven target in 2004.

MARKET RESEARCH

Year to date, overall revenues at NOP World are growing in line with the market.  In the second half of the year, NOP’s syndicated and continuous businesses have again delivered strong performances but conditions in ad hoc and healthcare remaining challenging.  Eurisko, acquired in 2003, has delivered a strong operating performance.

OPERATING EFFICIENCIES

Following the major improvements in operating efficiencies over the last two years, the group is accelerating a major programme of offshoring and outsourcing which is expected to improve operating margins over the next two years.

INVESTMENTS

The acquisitions made in 2003 and 2004 are performing well and are on track to generate the returns targeted.  Organic investments continue to drive revenue growth.  We have increased new product investment in 2004 and plan to do so again in 2005.

FIXED ASSET INVESTMENT

Five continues to perform well, delivering year on year increases in its share of advertising and its share of audience, and growing its operating profits.  Notably five’s share of market on the fastest growing platform – Freeview – is a particularly strong 9.5 per cent, compared with 9.2 per cent for Channel 4 and 17.5 per cent for ITV.

CEO SUCCESSION

As advised in September, UBM plans to announce its next CEO before the end of December.

*UBM is scheduled to announce its preliminary results for 2004 on 25 February 2005. This announcement is the routine update prior to entering the January and February close season associated with the preliminary results

For further information please contact:

For United Business Media enquiries:

Michael Waring	United Business Media	+ 44 20 7921 5031
Colin Browne	The Maitland Consultancy	+ 44 20 7379 5151

This press release includes statements which are not historical facts and are considered “forward-looking” within the meaning of Section 27 of the Securities Act of 1933, as amended.  These forward-looking statements reflect UBM’s current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as “believe,” “expect,” “plan,” “anticipate,” “on target” and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM’s expectations.  UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

Appendix 4.

16TH December 2004

UNITED BUSINESS MEDIA

DAVID LEVIN TO SUCCEED CLIVE HOLLICK AS CEO OF
UNITED BUSINESS MEDIA

United Business Media plc announces that David Levin will succeed Clive Hollick as CEO from April 5th 2005.  David Levin, aged 42, is currently CEO of Symbian Limited.  He has extensive experience of international markets having worked in the Far East, USA and Europe. He also has experience of media markets, having been the COO of Euromoney Institutional Investor.

Geoff Unwin, Chairman of UBM plc, today said:

“The Board has conducted an extensive search to find the best possible successor to Clive Hollick.  The process has been clear from the start – we have evaluated extremely strong internal candidates together with external candidates.  David Levin has an impressive operational background coupled with a track record of strong strategic execution.  He also has extensive experience of international and media markets.  Succeeding Clive will be a difficult task for anyone, but we have every confidence that David is the right man.  We look forward to welcoming him on board.”

Clive Hollick, CEO of UBM plc said:

“I am impressed by David’s credentials and qualities.  He is thoughtful, inspires confidence and has an impressive track record.  I feel confident that he will continue to drive United to even greater heights – delivering strong shareholder value.  His people skills are also exemplary and he has a deep knowledge of the world of publishing and information – both vital for a business such as ours.  I look forward to introducing David into the company and doing whatever I can to make his introduction as smooth as possible.”

David Levin said:

“I am delighted that the Board has chosen me to succeed Clive.  I am in no doubt as to how important this succession is viewed by everyone – shareholders, customers and staff.  They can all be assured that my objectives are to continue to build and deliver strong shareholder value, ensure that I build on our reputation for delivering superior services and products to our many customers and maintaining our corporate values to all our employees.”

-Ends-

For further information please call:

Colin Browne	The Maitland Consultancy	020 7379 5151/07733 103 800

Notes to Editors:

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business-to-business media solutions. Its products and services help companies around the world to meet their market information needs. UBM’s businesses include NOP World, one of the largest market research groups globally and PR Newswire, the world’s leading corporate news distribution service.  Within the professional media division the companies are CMP Media, CMP Asia, CMPi and UAP - this division includes B2B media and exhibitions in high-tech, healthcare, entertainment and jewellery and fashion in the US, UK, Asia and Europe.

Biography of David Levin

David Levin has been CEO of Symbian since April 2002 and has served on the Symbian Supervisory Board since 2000. He joined Symbian from Psion plc, the handheld computing company, where he was Chief Executive from February 1999. Previously, he spent five years with the international business publishing group Euromoney Institutional Investor, as Chief Operating Officer and before that as President of Institutional Investor in New York. David also worked for the Venture Capital group Apax Partners for 4 years, as the Managing Director of an owned engineering group, and the Consultancy firm Bain & Company for 5 years, mostly in Asia. Levin read PPE at Oxford University (graduating in 1983) and was awarded an MBA from Stanford University in 1987.

Appendix 5.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Legal & General Group plc companies

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

16 DECEMBER 2004

12.	Total holding following this notification

14,460,570

13.	Total percentage holding of issued class following this notification

4.30%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN: 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL COMPANY SECRETARY

Date of notification: 16 December 2004

Material Interest	Holding

HSBC Global Custody Nominee (UK) Ltd A/C 914945	117,785
HSBC Global Custody Nominee (UK) Ltd A/C 923363	187,577
HSBC Global Custody Nominee (UK) Ltd A/C 775237	52,284
HSBC Global Custody Nominee (UK) Ltd A/C 942199	341,237
HSBC Global Custody Nominee (UK) Ltd A/C 942229	341,237
HSBC Global Custody Nominee (UK) Ltd A/C 942217	338,267
HSBC Global Custody Nominee (UK) Ltd A/C 942205	413,948
HSBC Global Custody Nominee (UK) Ltd A/C 942175	346,302
HSBC Global Custody Nominee (UK) Ltd A/C 942187	346,302
HSBC Global Custody Nominee (UK) Ltd A/C 775245	1,293,437
HSBC Global Custody Nominee (UK) Ltd A/C 130007	82,297
HSBC Global Custody Nominee (UK) Ltd A/C 770286	183,316
HSBC Global Custody Nominee (UK) Ltd A/C 357206	8,641,497
HSBC Global Custody Nominee (UK) Ltd A/C 866197	77,406
HSBC Global Custody Nominee (UK) Ltd A/C 904332	46,400
HSBC Global Custody Nominee (UK) Ltd A/C 916681	17,500
HSBC Global Custody Nominee (UK) Ltd A/C 361602	17,913
HSBC Global Custody Nominee (UK) Ltd A/C 282605	908,964
HSBC Global Custody Nominee (UK) Ltd A/C 360509	499,884
HSBC Global Custody Nominee (UK) Ltd A/C 766793	70,036
HSBC Global Custody Nominee (UK) Ltd A/C 824434	30,404
HSBC Global Custody Nominee (UK) Ltd A/C 924422	106,577

TOTAL	14,460,570

Appendix 6.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LTD

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

Not Advised

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

NOT KNOWN

11.	Date company informed

17 DECEMBER 2004

12.	Total holding following this notification

18,191,223 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

5.41%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL COMPANY SECRETARY

Date of notification: 17 DECEMBER 2004

Registered Holder	Management Company	No. of Shares

State Street Nominees Limited A/C XBY2	SWIP	1,000,000
State Street Nominees Limited A/C XC5U	SWIP	1,309,434
State Street Nominees Limited A/C XBY3	SWIP	50,000
State Street Nominees Limited A/C W36A	SWIP	314,836
State Street Nominees Limited A/C W32L	SWIP	604,827
State Street Nominees Limited A/C W3L2	SWIP	28,000
State Street Nominees Limited A/C W33H	SWIP	1,925,320
State Street Nominees Limited A/C XBJ2	SWIP	2,286,618
State Street Nominees Limited A/C XBJ3	SWIP	259,423
State Street Nominees Limited A/C W3J3	SWIP	778,600
State Street Nominees Limited A/C W3I8	SWIP	38,384
State Street Nominees Limited A/C WJJ9	SWIP	54,318
State Street Nominees Limited A/C XBP7	SWIP	213,988
State Street Nominees Limited A/C XBY4	SWIP	519,000
State Street Nominees Limited A/C XC5W	SWIP	702,883
State Street Nominees Limited A/C W39Q	SWIP	44,668
State Street Nominees Limited A/C XBY5	SWIP	18,000
State Street Nominees Limited A/C W39N	SWIP	263,683
	SWIP	1,388
State Street Nominees Limited A/C W36U	SWIP	1,032,241
State Street Nominees Limited A/C XBK6	SWIP	1,079,655
State Street Nominees Limited A/C XBS8	SWIP	5,000
State Street Nominees Limited A/C W39F	SWIP	5,660,957

TOTAL		18,191,223

Appendix 7.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company

UNITED BUSINESS MEDIA PLC

2.	Name of shareholder having a major interest

Aviva plc and subsidiaries (Morley Fund Management Limited)

3.

Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NON BENEFICIAL – See 2 Above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As 2 Above – see attached sheet.

5.	Number of shares acquired

N/A

6.	Percentage of issued class

N/A

7.	Number of shares/amount of stock disposed

N/A

8.	Percentage of issued class

N/A

9.	Class of security

ORDINARY SHARES OF 25P

10.	Date of transaction

21 DECEMBER 2004

11.	Date company informed

23 DECEMBER 2004

12.	Total holding following this notification

10,113,201 ORDINARY SHARES OF 25P

13.	Total percentage holding of issued class following this notification

3.01%

14.	Any additional information

N/A

15.	Name of contact and telephone number for queries

HELEN MARTIN 020 7921 5062

16.	Name and signature of authorised company official responsible for making this notification

ANNE SIDDELL COMPANY SECRETARY

Date of notification: 24 DECEMBER 2004

Registered Holder	No. of Shares

BNY Norwich Union Nominees Limited	3,914,832
Chase GA Group Nominees Limited	2,880,842
CUIM Nominee Limited	3,317,527

TOTAL	10,113,201